EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Cognos Incorporated 2003 – 2016 Stock Option Plan, as amended, the Applix, Inc. 2006 Stock Incentive Plan, as amended, the Applix, Inc. 2004 Equity Incentive Plan, as amended, the Applix, Inc. 1994 Equity Incentive Plan, as amended, and the Cognos Incorporated 2002 – 2015 Restricted Share Unit Plan, as amended, of our report dated February 22, 2005, included in the Current Report (Form 8-K) of International Business Machines Corporation dated August 3, 2007 filed with the Securities and Exchange Commission, with respect to the statement of revenues and expenses of the Business Consulting Services Reporting Unit of International Business Machines Corporation for the year ended December 31, 2004 (not included therein).

/s/ Ernst & Young LLP

New York, New York
January 31, 2008